 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 16, 2023
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on January 16, 2023, entitled "Equinor ASA: Share buy-back".

Equinor ASA: Share buy-back

Please see below information about transactions made under the share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR).

Date on which the fourth tranche of the share buy-back programme for 2022 was announced: 28 October 2022.

The duration of the fourth tranche of the buy-back programme for 2022: 31 October to no later than 27 January 2023.

Size of the buy-back programme: Up to 75,000,000 shares, with a maximum total consideration for the fourth tranche: USD 604,890,000.

From 9 January until 12 January, Equinor ASA has purchased a total of 1,529,999 own shares at the Oslo Stock Exchange at an average price of NOK 309.8380 per share.

Aggregated overview of transactions per day:

Date	Aggregated volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)
9 January	374,999	314.4795	117,929,498.02
10 January	381,000	311.2145	118,572,724.50
11 January	391,000	304.7642	119,162,802.20
12 January	383,000	309.1041	118,386,870.30

Previously disclosed buy-backs under the fourth tranche of the 2022 programme (accumulated)	15,282,647	362.6629	5,542,449,098.81
Accumulated under the buy-back programme fourth tranche (started 31 October)	16,812,646	357.8557	6,016,500,993.83
Accumulated under the buy-back programme first tranche 2022 (started 9 February)	10,167,981	288.3377	2,931,811,820.22
Accumulated under the buy-back programme second tranche 2022 (started 16 May)	12,515,487	344.1722	4,307,483,267.18
Accumulated under the buy-back programme third tranche 2022 (started 28 July)	16,583,242	367.0952	6,087,629,043.54

Total buy-backs under the 2022 programme	45,911,375	357.4629	16,411,613,304.55

Following the completion of the above transactions, Equinor ASA owns a total of 56,820,092 own shares, corresponding to 1.79% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme.

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A detailed overview of all transactions made under the buy-back programme that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Further information from

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: January 16, 2023	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer